Exhibit 99.1

Vermilion Energy Inc. Announces the Pricing of its Senior Unsecured Notes Offering

CALGARY, March 6, 2017 /CNW/ - Vermilion Energy Inc. ("Vermilion") (TSX, NYSE: VET) announces the pricing of its previously announced private offering of up to US$300 million of 8 year senior unsecured notes (New Notes).  The New Notes will be issued in the aggregate principal amount of US$300 million due March 15, 2025 and have a fixed coupon of 5.625% per annum, to be paid semi-annually.  The offering is expected to close on or about March 13, 2017.  The company intends to use the net proceeds from the New Notes to repay a portion of the debt outstanding on its revolving credit facility.

The New Notes have not been and will not be registered under the Securities Act of 1933, as amended ("U.S. Securities Act"), or applicable state securities laws, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws.  The New Notes have not been and will not be qualified for sale to the public under applicable Canadian securities laws and, accordingly, any offer and sale of the New Notes in Canada will be made on a basis which is exempt from the prospectus requirements of such securities laws.  Pursuant to the terms of the offering, the New Notes will be offered and sold only on a prospectus-exempt basis to institutional "accredited investors" in certain provinces in Canada and, in the United States, will be offered and sold only to "qualified institutional buyers" in reliance on Rule 144A under the U.S. Securities Act and to certain non-U.S. persons in transactions outside the United States in reliance on Regulation S under the U.S. Securities Act.

This press release does not constitute an offer to sell or the solicitation of an offer to buy any security in any jurisdiction and shall not constitute an offer, solicitation or sale of any securities in any jurisdiction in which such offering, solicitation or sale would be unlawful.

About Vermilion

Vermilion is an international energy producer that seeks to create value through the acquisition, exploration, development and optimization of producing properties in North America, Europe and Australia.  Our business model targets annual organic production growth, along with providing reliable and increasing dividends to investors.  Vermilion is targeting growth in production primarily through the exploitation of light oil and liquids-rich natural gas conventional resource plays in Canada and the United States, the exploration and development of high impact natural gas opportunities in the Netherlands and Germany, and oil drilling and workover programs in France and Australia.  Vermilion also holds an 18.5% working interest in the Corrib gas field in Ireland.

Forward-looking statements

Certain statements included in this press release may constitute forward-looking statements or financial outlooks under applicable securities legislation, including but not limited to the completion of the offering and issuance of New Notes by Vermilion, the timing thereof and the use of proceeds therefrom.  Such forward-looking statements are based on a number of assumptions, all or any of which may prove to be incorrect.  Although Vermilion believes that the expectations reflected in such forward-looking statements are reasonable, undue reliance should not be placed on forward looking statements because Vermilion can give no assurance that such expectations will prove to be correct.  Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by Vermilion and described in the forward-looking statements.  The forward-looking statements contained in this press release are made as of the date hereof and Vermilion undertakes no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable securities laws.

SOURCE Vermilion Energy Inc.

To view the original version on PR Newswire, visit: http://www.newswire.ca/en/releases/archive/March2017/06/c2349.html

%CIK: 0001293135

For further information: Anthony Marino, President & CEO; Curtis W. Hicks, C.A., Executive VP & CFO; and/or Kyle Preston, Director Investor Relations, TEL (403) 269-4884 | IR TOLL FREE 1-866-895-8101 | investor_relations@vermilionenergy.com

CO: Vermilion Energy Inc.

CNW 21:02e 06-MAR-17